SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                             FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 001-04615

                        HOWELL INDUSTRIES, INC.
        (Exact name of registrant as specified in its charter)

                            Suite 650
                    17515 West Nine Mile Road
                    Southfield, Michigan 48075
                          (248) 484-8220
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, no par value
        Title of each class of securities covered by this Form

                                None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [X]           Rule 12h-3(b)(1)(ii)   [ ]
     Rule 12g-4(a)(1)(ii)   [ ]
     Rule 12g-4(a)(2)(i)    [ ]           Rule 12h-3(b)(2)(i)    [ ]
     Rule 12g-4(a)(2)(ii)   [ ]           Rule 12h-3(b)(2)(ii)   [ ]
     Rule 12h-3(b)(1)(i)    [X]           Rule 15d-6             [ ]

Approximate number of holders of record as of the certification or notice
date:    1

Pursuant to requirements of the Securities Exchange Act of 1934, Howell Industries, Inc. has caused this certification/notice to be signed by the undersigned duly authorized person.

                                   HOWELL INDUSTRIES, INC.

August 13, 1997               BY:  /S/ STEVEN M. ABELMAN

                                   Steven M. Abelman
                                   President